UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2016 RESULTS 1;2;3

Santiago, Chile, September 6, 2016 – CCU announced today its consolidated financial results for the second quarter ended June 30, 2016:

•          Consolidated Volumes decreased 5.7%. The Chile Operating segment decreased 5.7%, the International Business Operating segment showed a 10.0% decrease and the Wine Operating segment an increase of 7.4% this quarter.

•          Net sales decreased 0.9% as a consequence of 5.7% lower consolidated Volumes partially compensated by 5.1% higher average prices.

•          Gross profit decreased 7.8% explained by a 0.9% decrease in Net Sales and a 6.9% increase in Cost of sales.

•          EBITDA declined 31.4%, due to decreases in the Chile and International Business Operating segments, partially offset by an increase in the Wine Operating segment.

•          Net income decreased 66.1% this quarter.

•          Earnings per share decreased 66.1% due to a lower Net income.

Key figures	Q2´16	Q2´15	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	4,774	5,063	(5.7)
Net sales	307,905	310,673	(0.9)
Gross profit	151,655	164,482	(7.8)
EBIT	14,904	30,343	(50.9)
EBITDA	34,461	50,239	(31.4)
Net income for the period	6,281	18,549	(66.1)
Earnings per share	17.0	50.2	(66.1)

Key figures	YTD '16	YTD '15	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	11,769	11,644	1.1
Net sales	722,098	693,508	4.1
Gross profit	382,551	381,752	0.2
EBIT	88,831	98,507	(9.8)
EBITDA	127,564	136,884	(6.8)
Net income for the period	50,867	61,838	(17.7)
Earnings per share	137.7	167.4	(17.7)

1 The consolidated figures of the following release are expressed in nominal Chilean Pesos and according to the rules and instructions of the Chilean Superintendence of Securities and Insurance ("SVS"), which are in accordance with IFRS.

2 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

3 All references in this Press Release shall be deemed to refer to Q2’16 figures compared to Q2’15 figures, unless otherwise stated.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 16

PRESS RELEASE

COMMENTS FROM THE CEO

CCU’s second quarter 2016 results showed an EBITDA decrease of 31.4% from CLP 50,239 million to CLP 34,461 million, bringing our EBITDA back to the level of 20144. Despite a 5.7% decrease in volumes we have been able to slightly increase our market share in our different geographies. The decrease in volumes is a result of a contraction of the industry, which was affected by the slowdown of the economies, and by unfavorable weather conditions, which, with an average maximum temperature in both Santiago and Buenos Aires of 4 degrees Celsius below the same quarter previous year and exceptionally high levels of rainfall in Santiago reaching 148.2 mm, deserve to be mentioned. This decrease in volumes negatively impacted our EBITDA by CLP 9,370 million. In addition, given the volume growth we experienced in the first quarter of 2016, we prepared our distribution network accordingly for the second quarter; this excess distribution capacity has generated additional costs of around CLP 3,711 million, which we have not been able to allocate to the businesses. Finally, during this quarter we have implemented some restructurings, incurring costs of CLP 2,809 million. The three above mentioned effects together fully explain the decrease in EBITDA, as well as the margin contraction from 16.2% to 11.2%. The exchange rate effect during this quarter was neutral.

The Chile Operating segment EBITDA decreased 22.8%, as a result of a top-line growth of 0.4%, due to 5.7% lower volumes combined with 6.4% higher average prices, and higher costs and expenses. As mentioned before, volumes were impacted by unfavorable weather conditions, combined with an increase in unemployment, and a weak IMACEC5 growth of 1.1%. The higher costs and expenses are a result of the 9.7% devaluation of the Chilean peso, which increased our USD denominated costs by CLP 4,652 million, higher distribution costs, and restructuring costs. All this has resulted in a decrease in gross margin from 52.5% to 49.3% and a decrease in EBITDA margin of 495 bps from 21.4% to 16.5%. The restructuring in Chile encompasses combining the route to market of the beer and non-alcoholic categories in the whole country.

The International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, reported an EBITDA decrease of CLP 5,620 million. This decrease was driven by Argentina, where during this quarter industry volumes reduced significantly due to unfavorable weather conditions, and due to the increase of the utility rates, reducing household spending on other categories such as beverages. The 58.7% devaluation of the Argentine peso against the USD has strongly impacted our cost base, and inflation levels of more than 40%6 have absorbed a large proportion of our price increases. When measured in CLP terms, the total exchange rate effect was positive. As a result of the beforementioned factors, EBITDA margin decreased from negative 0.1% to negative 9.6%. The restructuring in the International Business Operating segment regards capturing efficiencies along all our operations.

The Wine Operating segment keeps showing positive results where EBITDA grew from CLP 8,911 million to CLP 12,430 million, which is an increase of 39.5%, increasing EBITDA margin from 19.1% to 23.4%, translating into an EBITDA margin expansion of 427 bps. This improvement is explained by the combination of efficiencies, lower cost of wine compared to last year as we are still benefitting from the previous harvest, and top-line growth of 14.0%. Top-line growth was driven by the favorable effect of the strong USD exchange rate in the export business, explaining almost 60% of the higher EBITDA, as well as by the strong volume growth in the domestic business.

Looking at the remainder of the year, the restructuring will help us to accelerate our “ExCCelencia CCU” efficiency program, in order to face these challenging times. As always we remain focused on brand building, growth and efficiencies in all six countries where we operate, with focus on our core categories beer and non-alcoholic beverages.

4 Our EBITDA for 2Q´14 was CLP 33,260 million, when excluding the one-time effect compensation of CLP 18,882 million at EBITDA level received by our Argentine subsidiary CICSA during 2Q´14 for the termination of the contract which allowed us to import and distribute on an exclusive basis Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay.

5 IMACEC = Índice Mensual de Actividad Económica (Monthly Industrial Index on Economic Activity) is calculated by Chile´s Central Bank.

6 According to internal estimates, Last Twelve Months ended June 30, 2016

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 16

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1 and 2)

NET SALES

Q2’16

Decreased 0.9% to CLP 307,905 million as a result of 5.7% lower consolidated volumes, partially compensated by 5.1% higher average prices in CLP terms. The Chile Operating segment contributed with a growth of 0.4% in Net sales as average prices increased 6.4%, almost fully offset by 5.7% lower volumes. The Wine Operating segment contributed with a Net sales increase of 14.0% as average price and volumes increased 6.2% and 7.4% respectively. This was completely offset by the International Business Operating segment with a 14.2% decrease in Net sales, due to a decrease in volumes and prices in CLP terms of 10.0% and 4.7% respectively.

2016	Accumulated Net sales increased 4.1% to CLP 722,098 million as a result of 1.1% higher consolidated volumes, and 3.0% higher average prices.

Net sales by Operating segment

	Net sales (million CLP)
	Q2´16	Mix	Q2´15	Mix	Total Change%
1. Chile Operating segment	195,364	63.4%	194,676	62.7%	0.4
2. International Business Operating segment	59,497	19.3%	69,348	22.3%	(14.2)
3. Wine Operating segment	53,072	17.2%	46,541	15.0%	14.0
4. Other/Eliminations	(28)	(0.0)%	108	0.0%	-
TOTAL	307,905	100.0%	310,673	100.0%	(0.9)

	Net sales (million CLP)
	YTD '16	Mix	YTD '15	Mix	Total Change%
1. Chile Operating segment	473,993	65.6%	440,827	63.6%	7.5
2. International Business Operating segment	151,344	21.0%	165,396	23.8%	(8.5)
3. Wine Operating segment	97,668	13.5%	87,357	12.6%	11.8
4. Other/Eliminations	(908)	-	(71)	-	-
TOTAL	722,098	100.0%	693,508	100.0%	4.1

GROSS PROFIT

Q2’16

Decreased 7.8% to CLP 151,655 million as a result of 6.9% higher Cost of sales and 0.9% lower Net sales. Cost of sales, as a percentage of Net sales, increased from 47.1% to 50.7% as our main currencies continue to devaluate, the Chilean peso 9.7% and the Argentine peso 58.7%, impacting our USD denominated Cost of sales. As a consequence, Gross profit as a percentage of Net sales decreased from 52.9% to 49.3%, a decrease of 369 bps.

2016	Gross profit increased 0.2% to CLP 382,551 million and, as a percentage of Net sales, decreased from 55.0% to 53.0%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 16

PRESS RELEASE

EBIT

Q2’16

Decreased 50.9% to CLP 14,904  million. The EBIT margin decreased from 9.8% to 4.8% as Gross profit as a percentage of Net Sales decreased 369 bps, and MSD&A as a percentage of Net sales increased 136 bps. The increase in MSD&A was mostly caused by costs related to the restructuring of the Chile operating unit as part of the “ExCCelencia CCU” program, and by higher distribution costs as a percentage of Net Sales due to the decrease in sales volume.

2016	EBIT decreased 9.8% to CLP 88,831 million and EBIT margin decreased from 14.2% to 12.3%.

EBIT and EBIT margin by Operating segment

	EBIT (million CLP)					EBIT margin
	Q2´16	Mix	Q2´15	Mix	Total Change%	Q2´16	Q2´15	Total Change(bps)
1. Chile Operating segment	20,840	139.8%	30,537	100.6%	(31.8)	10.7%	15.7%	(502)
2. International Business Operating segment	(8,782)	(58.9)%	(3,438)	(11.3)%	155.4	(14.8)%	(5.0)%	(980)
3. Wine Operating segment	10,626	71.3%	7,101	23.4%	49.6	20.0%	15.3%	476
4. Other/Eliminations	(7,780)	(52.2)%	(3,857)	(12.7)%	-	-	-	-
TOTAL	14,904	100.0%	30,343	100.0%	(50.9)	4.8%	9.8%	(493)

	EBIT (million CLP)					EBIT margin
	YTD '16	Mix	YTD '15	Mix	Total Change%	YTD '16	YTD '15	Total Change(bps)
1. Chile Operating segment	75,033	84.5%	81,283	82.5%	(7.7)	15.8%	18.4%	(261)
2. International Business Operating segment	617	0.7%	6,523	6.6%	(90.5)	0.4%	3.9%	(354)
3. Wine Operating segment	18,595	20.9%	13,176	13.4%	41.1	19.0%	15.1%	395
4. Other/Eliminations	(5,414)	(6.1)%	(2,475)	(2.5)%	-	-	-	-
TOTAL	88,831	100.0%	98,507	100.0%	(9.8)	12.3%	14.2%	(190)

EBITDA

Q2’16	Decreased 31.4% to CLP 34,461 million and EBITDA margin decreased from 16.2% to 11.2%.
2016	EBITDA decreased 6.8% to CLP 127,564 million and EBITDA margin decreased from 19.7% to 17.7%.

EBITDA and EBITDA margin by Operating segment

	EBITDA (million CLP)					EBITDA margin
	Q2´16	Mix	Q2´15	Mix	Total Change%	Q2´16	Q2´15	Total Change(bps)
1. Chile Operating segment	32,220	93.5%	41,745	83.1%	(22.8)	16.5%	21.4%	(495)
2. International Business Operating segment	(5,682)	(16.5)%	(62)	(0.1)%	9011.5	(9.6)%	(0.1)%	(946)
3. Wine Operating segment	12,430	36.1%	8,911	17.7%	39.5	23.4%	19.1%	427
4. Other/Eliminations	(4,506)	(13.1)%	(355)	(0.7)%	1170.8	-	-	-
TOTAL	34,461	100.0%	50,239	100.0%	(31.4)	11.2%	16.2%	(498)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 16

PRESS RELEASE

	EBITDA (million CLP)					EBITDA margin
	YTD '16	Mix	YTD '15	Mix	Total Change%	YTD '16	YTD '15	Total Change(bps)
1. Chile Operating segment	98,040	76.9%	102,799	75.1%	(4.6)	20.7%	23.3%	(264)
2. International Business Operating segment (1)	6,575	5.2%	13,264	9.7%	(50.4)	4.3%	8.0%	(368)
3. Wine Operating segment	22,142	17.4%	16,868	12.3%	31.3	22.7%	19.3%	336
4. Other/Eliminations	808	0.6%	3,953	2.9%	(79.6)	-	-	-
TOTAL	127,564	100.0%	136,884	100.0%	(6.8)	17.7%	19.7%	(207)

NON-OPERATING RESULT

Q2’16    Decreased CLP 3,525 million from a loss of CLP 4,152 million to a loss of CLP 7,678 million mainly explained by:

•                Equity and income of JVs and associated which decreased CLP 642 million, from a loss of CLP 1,171 million to a loss of CLP 1,814 million, mostly due to the investments in the operations in Colombia.

•                Other gains/(losses) which decreased CLP 3,075 million, from a gain of CLP 1,482 million to a loss of CLP 1,594 million, mostly due to negative results on our hedges related to the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets.

2016    Decreased CLP 13,999 million from a loss of CLP 6,019 million to a loss of CLP 20,019 million mainly explained by:

•                Equity and income of JVs and associated which decreased CLP 1,196 million, from a loss of CLP 1,812 million to a loss of CLP 3,009 million, mostly due to the investments in the operations in Colombia.

•                Foreign currency exchange differences which decreased CLP 2,122 million, from a gain of CLP 1,426 million to a loss of CLP 696 million, mostly due to the impact of the devaluation of the Argentine peso on our USD denominated assets and liabilities in Argentina.

•                Other gains/(losses) which decreased CLP 10,548 million, from a gain of CLP 2,107 million to a loss of CLP 8,441 million, mostly due to negative results on our hedges related to the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets.

INCOME TAXES

Q2’16   Decreased CLP 7,198 million. Higher income taxes due to the increase of the First Category Income tax rate in Chile from 22.5% to 24.0%, were offset by the lower taxable income, the effect of price-level restatements of the tax equity due to adjustments for inflation, and by the positive effect of foreign exchange fluctuations on taxes.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 16

PRESS RELEASE

2016     Decreased CLP 14,000 million. Higher income taxes due to the increase of the First Category Income tax rate in Chile from 22.5% to 24.0%, were offset by the lower taxable income, the effect of price-level restatements of the tax equity due to adjustments for inflation, and by the positive effect of foreign exchange fluctuations on taxes.

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY

Q2´16    Decreased 66.1% to CLP 6,281 million, as a result of a lower net income after tax, and a higher minority interest.

2016      Decreased 17.7% to CLP 50,867 million, as a result of a lower net income after tax, and a higher minority interest.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 16

PRESS RELEASE

SECOND QUARTER OPERATING SEGMENT HIGHLIGHTS (Exhibit 3)
1. CHILE

Net sales increased 0.4% to CLP 195,364 million as a result of 6.4% higher average prices partially offset by 5.7% lower sales Volume.

EBIT decreased 31.8% to CLP 20,840 million mainly explained by a lower gross profit as a result of the combination of 0.4% Net Sales growth with 7.1% higher Cost of sales and 5.3% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, increased from 47.5% to 50.7%, mostly due to the 9.7% devaluation of the Chilean peso. MSD&A, as a percentage of Net sales, increased from 37.0% to 38.8%, mostly due to the costs related to the restructuring of the Chile operating unit as part of the ExCCelencia CCU program, and by higher distribution costs as a % of Net Sales due to the decrease in sales volume. All-in, the EBIT margin decreased from 15.7 % to 10.7%.

EBITDA decreased 22.8% to CLP 32,220 million and the EBITDA margin decreased from 21.4% to 16.5%.

Comments: The Chile Operating segment was able to maintain its market share during the quarter in spite of the weaker volumes, which were caused by lower temperatures, heavy rainfall and a slower macroeconomic scenario with increasing unemployment. The impact on our margin of the lower volumes and of a weaker Chilean peso compared to the same quarter last year, impacting our USD denominated costs, was partially mitigated by the results of the “ExCCelencia CCU” program. As part of the “ExCCelencia CCU” program we have restructured our Chile operating unit with the objective of improving the execution at our Points of Sale. Our sales force in the urban areas of Chile is being trained to operate a multicategory customer approach, combining beer and non-alcoholic product sales, in the same way we are already operating in the more rural areas of the country.

During the quarter we continued with our long term brand building strategy across all our categories, investing in our brands throughout the whole country. In the beer category we implemented several promotional campaigns across our portfolio to deliver value to the consumer, such as the “Vale Otro” campaign for our flagship brand Cristal, where consumers could win a second bottle for free, “Clubes de Amigos”, also with our brand Cristal, where groups of friends could win prizes completing certain challenges. We have launched the limited edition of the Cristal bottle “Bicampeones” after Chile won the Copa América for the second time. We participated in activities related to the UEFA Champions League with Heineken, including the “Champion the Match” series with David Trezeguet. Coors continued to strengthen its brand equity with the “Coors Las Vegas” campaign where consumers could win a trip to Las Vegas, and we have launched the new image of our brand Escudo.

In the non-alcoholic category we continued sponsoring massive events such as the Santiago Marathon in April, where we hydrated more than 28,000 runners with Gatorade, and we launched new images for Pepsi and Canada Dry Ginger Ale. In light of the UEFA Champions League we launched limited editions of the Pepsi can and Gatorade labels.

In spirits we launched Mistral Ice Dry Black, and Mistral Ice Tin Box, and our brand 3R in liter-format, all new styles of packaging.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 16

PRESS RELEASE

2. INTERNATIONAL BUSINESS

Net sales measured in Chilean pesos, decreased 14.2% as a result of 4.7% lower average prices in CLP terms and 10.0% lower sales Volumes.

EBIT measured in Chilean pesos, decreased to CLP 8,782 million as a result of 14.2% lower Net sales, 2.7% higher Cost of sales, and 12.1% higher MSD&A expenses in Chilean pesos. Cost of sales as a percentage of Net sales increased to 48.8% from 40.8%, mostly due to the 58.7% devaluation of the Argentine peso, 17.8% of the Uruguayan peso, and 11.1% devaluation of the Paraguayan guaraní, affecting the USD denominated cost of sales. MSD&A as a percentage of Net sales increased from 64.5% to 66.1%, as a result of the lower volumes. The EBIT margin decreased from negative 5.0% to negative 14.8%.

EBITDA measured in Chilean pesos, decreased CLP 5,620 million to negative CLP 5,682 million and the EBITDA margin decreased from negative 0.1% to negative 9.6%.

Comments: The 10.0% volume decrease in the International Business Operating segment was highly influenced by Argentina and Uruguay that are facing macroeconomic difficulties, including strong devaluation and inflation, and decreases in private consumption. In spite of this, we were able to increase market share during the quarter.

In Argentina, we are active with our marketing campaigns for our brands Schneider and Imperial, and we have received the prize “Martin Fierro” for our campaign with the cider brand “Sidra Real”. With Heineken we participated in events related to the UEFA Champions League, and have tailored several promotional activities to this.

In Uruguay the recent launch of nectar Watt´s has shown very good acceptance from the consumer, gaining market share in the category, and we continue to strengthen our beer portfolio by introducing new varieties of Kunstmann. Also we activated Heineken, sponsoring events related to the UEFA Champions League.

In line with our innovation strategy, we launched “Zuma” in Paraguay, a bottled water with three different flavors: orange, lemon and grapefruit. And also in Paraguay we organized the display of the final of the UEFA Champions League with Heineken, bringing together 1,800 persons. Strengthening our beer portfolio in Paraguay we have acquired a 51% participation in the entity Artisan SRL, that produces and sells the craft beer brand Sajonia. With this, our Paraguayan operations start to participate in the production of beer, with a proprietary brand with great potential for growth.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 16

PRESS RELEASE

3. WINE

Net sales increased 14.0% to CLP 53,072 million due to 7.4% higher sales Volumes7 coupled with 6.2% higher average prices.

EBIT increased 49.6% to CLP 10,626 million mainly explained by 14.0% higher Net sales, partially offset by a 11.8% Cost of sales increase and 1.0% higher MSD&A expenses. Cost of sales as a percentage of Net sales decreased from 56.1% to 55.0%, due to the lower cost of wine related to the 2015 harvest, when compared to the second quarter of 2015 which was based on the 2014 harvest. MSD&A as a percentage of Net sales decreased from 28.7% to 25.4% as a result of efficiencies obtained, partially offset by higher marketing expenses, as we continue with our process of investment in brand preference in Chile and several key markets around the world. The EBIT margin increased from 15.3 % to 20.0%.

EBITDA increased 39.5% to CLP 12,430 million and the EBITDA margin increased 427 bps to 23.4%.

Comments: In our Chilean Domestic market Net sales increased 12.8% to CLP 17,593 million as a result of 10.1% higher volumes in the bottled wines and massive category. The volume increase is mainly explained by effective marketing strategies and brand building efforts combined with an industry that has been growing during the year.

In the Export business Net sales increased 14.3% to CLP 33,807 million as a result of 5.2% higher volumes and 8.7% higher prices in CLP terms as a consequence of a higher exchange rate and revenue management efforts. We have had good results in the Asian Markets and we started to recover the lower volume of Brazil during the first quarter.

The excellent 2015 harvest has fully impacted the results during this quarter, bringing down average cost per liter.

We continue with the expansion plan of our facility in Molina. During the first quarter our new bottling line came into production and we continued with the investment in our new warehouse. We estimate that the full project will be ready by the end of this year.

We have received several recognitions from wine critic James Suckling, with the highest score for our 1865 Limited Edition Syrah 2012 from the Elqui Valley with 95 points. In May we launched a marketing campaign for our brand Gato showing its presence all over the world.

7 Excludes bulk wine.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 16

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, functional drinks and rum industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market.

•         International Business: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations: It considers the non-allocated corporate overhead expenses and eliminations of transactions between segments, and the result of the logistics subsidiary.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 16

PRESS RELEASE

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross Profit

Gross profit represents the difference between Net sales and Cost of sales

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

UF

The UF is a monetary unit indexed to the CPI variation in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 16

PRESS RELEASE

Exhibit 1: Income Statement (Second Quarter 2016)
Second Quarter	2016	2015	Total
	(CLP million)		Change %
Net sales	307,905	310,673	(0.9)
Cost of sales	(156,250)	(146,191)	6.9
% of net sales	50.7	47.1
Gross profit	151,655	164,482	(7.8)
MSD&A	(137,671)	(134,668)	2.2
% of net sales	44.7	43.3
Other operating income/(expenses)	921	529	73.9
Exceptional items	-
EBIT	14,904	30,343	(50.9)
EBIT margin	4.8	9.8
Net financial expenses	(3,394)	(3,197)	6.2
Equity and income of JVs and associated	(1,814)	(1,171)	54.9
Foreign currency exchange differences	(77)	48	(261.2)
Results as per adjustment units	(799)	(1,314)	(39.2)
Other gains/(losses)	(1,594)	1,482	(207.6)
Total Non-operating result	(7,678)	(4,152)	84.9
Income/(loss) before taxes	7,227	26,191	(72.4)
Income taxes	3,404	(3,794)	(189.7)
Net income for the period	10,631	22,396	(52.5)

Net income attributable to:
The equity holders of the parent	6,281	18,549	(66.1)
Non-controlling interest	4,350	3,848	13.0

EBITDA	34,461	50,239	(31.4)
EBITDA margin	11.2	16.2	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share	17.0	50.2	(66.1)
Earnings per ADR	34.0	100.4	(66.1)

Depreciation	19,556	19,896	(1.7)
Capital Expenditures	32,900	30,319	8.5

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 16

PRESS RELEASE

Exhibit 2: Income Statement (Six months ended on June 30, 2016)
YTD AS OF JUNE	2016	2015	Total
	(CLP million)		Change %
Net sales	722,098	693,508	4.1
Cost of sales	(339,546)	(311,756)	8.9
% of net sales	47.0	45.0
Gross profit	382,551	381,752	0.2
MSD&A	(295,954)	(285,135)	3.8
% of net sales	41.0	41.1
Other operating income/(expenses)	2,234	1,890	18.2
Exceptional items	-
EBIT	88,831	98,507	(9.8)
EBIT margin	12.3	14.2
Net financial expenses	(6,397)	(6,434)	(0.6)
Equity and income of JVs and associated	(3,009)	(1,812)	66.0
Foreign currency exchange differences	(696)	1,426	(148.8)
Results as per adjustment units	(1,477)	(1,307)	13.0
Other gains/(losses)	(8,441)	2,107	(500.6)
Total Non-operating result	(20,019)	(6,019)	232.6
Income/(loss) before taxes	68,812	92,488	(25.6)
Income taxes	(7,857)	(21,857)	(64.1)
Net income for the year	60,955	70,631	(13.7)

Net income attributable to:
The equity holders of the parent	50,867	61,838	(17.7)
Non-controlling interest	10,088	8,793	14.7

EBITDA	127,564	136,884	(6.8)
EBITDA margin	17.7	19.7	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share	137.7	167.4	(17.7)
Earnings per ADR	275.3	334.7	(17.7)

Depreciation	38,733	38,377	0.9
Capital Expenditures	56,149	63,949	(12.2)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 16

PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2016)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %	2016	2015	Total %
Volumes	3,418	3,623	(5.7)	981	1,090	(10.0)	376	350	7.4
Net sales	195,364	194,676	0.4	59,497	69,348	(14.2)	53,072	46,541	14.0
Net sales (CLP/HL)	57,158	53,727	6.4	60,659	63,649	(4.7)	141,307	133,051	6.2
Cost of sales	(98,959)	(92,393)	7.1	(29,013)	(28,261)	2.7	(29,179)	(26,097)	11.8
% of net sales	50.7	47.5		48.8	40.8		55.0	56.1
Gross profit	96,405	102,284	(5.7)	30,484	41,087	(25.8)	23,893	20,444	16.9
% of net sales	49.3	52.5		51.2	59.2		45.0	43.9
MSD&A	(75,837)	(72,022)	5.3	(39,318)	(44,730)	(12.1)	(13,494)	(13,363)	1.0
% of net sales	38.8	37.0		66.1	64.5		25.4	28.7
Other operating income/(expenses)	273	275	(0.8)	53	205	(74.4)	227	19	1,079.0
EBIT	20,840	30,537	(31.8)	(8,782)	(3,438)	155.4	10,626	7,101	49.6
EBIT Margin	10.7	15.7		(14.8)	(5.0)		20.0	15.3
EBITDA	32,220	41,745	(22.8)	(5,682)	(62)	9,011.5	12,430	8,911	39.5
EBITDA Margin	16.5	21.4		(9.6)	(0.1)		23.4	19.1

	4. Other/eliminations			Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %
Volumes				4,774	5,063	(5.7)
Net sales	(28)	108	(125.7)	307,905	310,673	(0.9)
Net sales (CLP/HL)				64,491	61,364	5.1
Cost of sales	901	559	61.2	(156,250)	(146,191)	6.9
% of net sales				50.7	47.1
Gross profit	873	667	30.9	151,655	164,482	(7.8)
% of net sales				49.3	52.9
MSD&A	(9,021)	(4,554)	N/A	(137,671)	(134,668)	2.2
% of net sales				44.7	43.3
Other operating income/(expenses)	368	30	N/A	921	529	73.9
EBIT	(7,780)	(3,857)	101.7	14,904	30,343	(50.9)
EBIT Margin	-	-		4.8	9.8
EBITDA	(4,506)	(355)	1,170.8	34,461	50,239	(31.4)
EBITDA Margin	-	-		11.2	16.2

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 16

PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2016)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD AS OF JUNE
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %	2016	2015	Total %
Volumes	8,529	8,364	2.0	2,564	2,635	(2.7)	676	646	4.7
Net sales	473,993	440,827	7.5	151,344	165,396	(8.5)	97,668	87,357	11.8
Net sales (CLP/HL)	55,573	52,708	5.4	59,025	62,769	(6.0)	144,493	135,317	6.8
Cost of sales	(227,340)	(198,663)	14.4	(64,883)	(65,816)	(1.4)	(54,085)	(49,108)	10.1
% of net sales	48.0	45.1		42.9	39.8		55.4	56.2
Gross profit	246,653	242,164	1.9	86,461	99,580	(13.2)	43,583	38,249	13.9
% of net sales	52.0	54.9		57.1	60.2		44.6	43.8
MSD&A	(172,138)	(161,331)	6.7	(85,913)	(94,263)	(8.9)	(25,260)	(25,231)	0.1
% of net sales	36.3	36.6		56.8	57.0		25.9	28.9
Other operating income/(expenses)	518	450	15.3	69	1,205	(94.3)	271	159	70.8
EBIT	75,033	81,283	(7.7)	617	6,523	(90.5)	18,595	13,176	41.1
EBIT margin	15.8	18.4		0.4	3.9		19.0	15.1
EBITDA	98,040	102,799	(4.6)	6,575	13,264	(50.4)	22,142	16,868	31.3
EBITDA margin	20.7	23.3		4.3	8.0		22.7	19.3

	4. Other/eliminations			Total
YTD AS OF JUNE
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %
Volumes				11,769	11,644	1.1
Net sales	(908)	(71)	1,171.1	722,098	693,508	4.1
Net sales (CLP/HL)				61,355	59,559	3.0
Cost of sales	6,762	1,831	269.4	(339,546)	(311,756)	8.9
% of net sales				47.0	45.0
Gross profit	5,854	1,759	232.7	382,551	381,752	0.2
% of net sales				53.0	55.0
MSD&A	(12,643)	(4,310)	193.3	(295,954)	(285,135)	3.8
% of net sales				41.0	41.1
Other operating income/(expenses)	1,375	76	1,704.4	2,234	1,890	18.2
EBIT	(5,414)	(2,475)	118.8	88,831	98,507	(9.8)
EBIT margin	-	-		12.3	14.2
EBITDA	808	3,953	(79.6)	127,564	136,884	(6.8)
EBITDA margin	-	-		17.7	19.7

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 16

PRESS RELEASE

Exhibit 5: Balance Sheet
	June 30	December 31	Total Change%
	2016	2015
	(CLP million)
ASSETS
Cash and cash equivalents	125,458	192,554	(34.8)
Other current assets	469,747	491,758	(4.5)
Total current assets	595,204	684,312	(13.0)

PP&E (net)	874,596	872,667	0.2
Other non current assets	274,680	266,377	3.1
Total non current assets	1,149,276	1,139,045	0.9
Total assets	1,744,480	1,823,357	(4.3)

LIABILITIES
Short term financial debt	61,305	43,974	39.4
Other liabilities	265,375	344,717	(23.0)
Total current liabilities	326,680	388,691	(16.0)

Long term financial debt	132,362	136,927	(3.3)
Other liabilities	110,808	110,217	0.5
Total non current liabilities	243,171	247,144	(1.6)
Total Liabilities	569,850	635,834	(10.4)

EQUITY
Paid-in capital	562,693	562,693	-
Other reserves	(131,654)	(103,226)	(27.5)
Retained earnings	623,783	598,349	4.3
Net equity attributable to parent company shareholders	1,054,822	1,057,816	(0.3)
Non - controlling interest	119,808	129,706	(7.6)
Total equity	1,174,630	1,187,522	(1.1)
Total equity and liabilities	1,744,480	1,823,357	(4.3)

OTHER FINANCIAL INFORMATION

Total financial debt	193,667	180,901	7.1

Net Financial debt	68,210	(11,654)	(685.3)

Liquidity ratio	1.82	1.76
Financial Debt / Capitalization	0.14	0.13
Net Financial debt / EBITDA	0.25	(0.04)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 16 of 16

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: September 6, 2016